

April 1, 2022

Robert Blair
General Counsel
VIASAT INC
6155 El Camino Real
Carlsbad, California 92009

      Re: VIASAT INC
          Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
          Filed March 18, 2022
          File No. 000-21767

Dear Mr. Blair:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A, Amendment No. 1

Inmarsat Management's Discussion and Analysis of Financial Condition and Results of Operations
Year Ended December 31, 2020 vs. Successor Period, Predecessor Period, and Pro Forma Year Ended December 31, 2019, page 97

1. We note your revisions made in response to our prior comment number 11. However, please be advised that pro forma discussions based upon Article 11 of Regulation S-X should not be presented with the discussion of historical financial statements required by Item 303(b) of Regulation S-K. In this regard, we note you have included the pro forma results within the same paragraph discussion of the historical periods. As such, please revise your discussion to separately compare the historical results of the respective successor and predecessor periods ended December 31, 2020, 2019 and 2018, from your supplemental discussion of the pro forma results.

<u>General</u>

2.   We note your disclosure throughout your proxy statement that the proposed transaction with Inmarsat is subject to certain regulatory approvals. Please update your disclosure where applicable to reflect whether such regulatory approvals have been obtained and under what conditions, if any.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing